UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO (RULE 14d-100) TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
Zhihu Inc. (Name of Subject Company (Issuer))
Zhihu Inc. (Name of Filing Person (Issuer))
Class A ordinary shares, par value US$0.000125 per share (Title of Class of Securities) 98955N 207* (CUSIP Number of Class of Securities)
Han Wang Chief Financial Officer Zhihu Inc. 18 Xueqing Road Haidian District, Beijing 100083 People’s Republic of China +86 (10) 8271-6605 with copy to:
Shu Du, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the filing person)

* CUSIP number 98955N 207 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “ZH.” One ADS represents three Class A ordinary shares.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On August 9, 2024, Zhihu Inc. (the “Company”) announced that, in connection with the proposed share buy-back by way of a tender offer previously announced, it made an application to, and has been granted by, the Securities and Futures Commission of Hong Kong for a waiver from the strict compliance with Rule 8.2 of the Code on Takeovers and Mergers of Hong Kong and for consent to an extension of the latest date for the dispatch of the offer document.

The tender offer has not yet commenced and has not yet been approved by the Company’s shareholders. This communication (including the exhibits hereto) is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the tender offer or otherwise. As soon as practicable on the date of commencement of the tender offer, the Company intends to file a tender offer statement on Schedule TO and related materials, including the offer document, with the SEC in respect of such tender offer pursuant to Rule 13e-4 under the U.S. Securities Exchange Act of 1934, as amended. The shareholders and ADS holders are advised to carefully read these documents if and when they become available, and any amendments to these documents, in their entirety before making any decision with respect to the tender offer, because these documents will contain important information. If and when filed, the shareholders and ADS holders may obtain copies of these documents and other documents filed with the SEC for free at the SEC’s website at https://www.sec.gov. In addition, if and when filed, the Company will provide copies of such documents free of charge to the shareholders and ADS holders.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement made by the Company in accordance with Rule 8.2 of the Code on Takeovers and Mergers of Hong Kong, dated as of August 9, 2024.